UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

OPTICAL CABLE CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	000-27022	54-1237042
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

5290 Concourse Drive Roanoke, VA		24019
(Address of principal executive offices)		(Zip Code)

Tracy G. Smith		(540) 265-0690
(Name and telephone number including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Company Overview

Optical Cable Corporation (or OCC®) manufactures a broad range of fiber optic and copper data communication cabling and connectivity solutions. OCC’s products include fiber optic and copper cabling, fiber optic and copper connectors, specialty fiber optic and copper connectors, fiber optic and copper patch cords, pre-terminated fiber optic and copper cable assemblies, racks, cabinets, datacom enclosures, patch panels, face plates, multi-media boxes, and other cable and connectivity management accessories.

Conflict Minerals Disclosure

OCC evaluated its current product lines and determined that certain products manufactured contain conflict minerals, defined by Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“the Act”) as columbite-tantalite (tantalum), cassiterite (tin), wolframite (tungsten) and gold.

Certain of the conflict minerals are contained in some of the wire and metal connector components used by OCC in the manufacturing process. On a more limited basis, OCC uses certain conflict minerals in the production of products in its fiber optic cable product lines.

OCC does not make direct purchases of raw ore or unrefined conflict minerals or any direct purchases from recycled or scrap sources, and makes no direct purchases in the Democratic Republic of the Congo (“DRC”) or its adjoining countries. OCC has conducted a country of origin inquiry in good faith by identifying suppliers of the parts used in OCC products that are likely to contain conflict minerals and requesting that suppliers respond with a completed Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) Conflict Minerals Reporting Template. This template facilitates disclosure and communication of information regarding the origin of conflict minerals, smelters that provide material to a company’s supply chain, and supplier due diligence.

OCC’s due diligence measures included:

-	Conducting a supply chain survey with all suppliers of components that contain conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template.

-	Tracking and reviewing responses to assess reliability.

-	Following up with suppliers who failed to return responses or returned incomplete or inconsistent responses. As of May 27, 2015, OCC had received responses from 81% of the surveyed suppliers.

-	Reviewing the smelters and refiners identified in the supply chain survey to determine location and certification of “conflict free” status.

Although certain suppliers who responded to the survey were able to conclude that the conflict minerals in the parts they sell to OCC originated in countries other than the DRC or adjoining countries, the majority were unable to specify the origin of the minerals. Based on the information received, OCC does not have sufficient information to determine whether the necessary conflict minerals originated in the DRC or adjoining countries, and if so, whether the minerals were conflict free or have not been found to be conflict free.

A copy of OCC’s conflict minerals disclosure herein is publicly available at: www.occfiber.com under “Investor Relations”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

OPTICAL CABLE CORPORATION

By:	/s/ TRACY G. SMITH
Name:	Tracy G. Smith
Title:	Senior Vice President and Chief Financial Officer

Dated: May 28, 2015

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